

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2016

Via E-Mail
Donald S. Bubar
Chief Executive Officer
Avalon Advanced Materials, Inc.
130 Adelaide St. West, Suite 1901
Toronto, Ontario
M5H 3P5, Canada

> **Re: Avalon Advanced Materials, Inc.**
> **Form 20-F for Fiscal Year Ended August 31, 2015**
> **Filed November 30, 2015**
> **File No. 001-35001**

Dear Mr. Bubar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended August 31, 2015

D. Property, Plants and Equipment page 47
Nechalacho Project page 47

1. We note your disclosure regarding the mineral pricing associated with your Nechalacho mineral reserves including a REO average price of $US62.91/kg, ZrO_2 at US$3.77/kg, Nb_2O_5 at US$56/kg, and Ta_2O_5 at US$256/kg. Please tell us the current pricing related to these minerals and explain to us how you assess the economic viability of the materials designated as mineral reserves.

2. We note your disclosure of mineral resources for your Separation Rapids lithium project and East Kemptville tin-indium project. Please forward to our engineer as supplemental information and not as part of your filing, your technical reports for each of these

properties as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your resources

- Justifications for the drill hole spacing used to classify and segregate indicated and inferred resources

- A detailed description of your procedures for estimating resources

- Copies of any pertinent engineering or geological reports, and executive summaries of technical studies

- A detailed permitting and government approval schedule for the project and your current location on that schedule.

If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 12b-4 of Regulation 12B. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

3. Please disclose the price and cost assumptions associated with your resource cut-off grades for your Separation Rapids lithium project and East Kemptville tin-indium project.

Consolidated Financial Statements
Note 7. Property Plant and Equipment, page F-25

4. The Nechalacho REE Project represents over 86% of your total assets as of August 31, 2015. In your Form 6-K furnished February 10, 2016, you indicate the markets for rare earth elements remain quiet with prices falling some 30-50% in 2015 and the Nachalacho REE Project is now inactive with your priorities focused elsewhere. Please tell us if you considered these or other developments to be indications that these assets may be impaired, which would have required you to estimate their recoverable amounts pursuant to paragraph 9 of IAS 36. If so, please tell us how you assessed these assets for

Donald S. Bubar
Avalon Advanced Materials, Inc.
April 27, 2016
Page 3

impairment as of February 29, 2016 and provide us the assumptions and methods used to estimate their recoverable amounts. If you did not find any indications that these assets may be impaired during the 2016 fiscal year to date, please tell us in detail how you made that determination. See also paragraphs 28 to 30 of IAS 34.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 with any engineering questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining